

07002255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 26 2007 WASHINGTON DC

| SEC FILE NUMBER |
|---|
| 8-34910 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE STURGES COMPANY

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5784 ROYAL LYTHAM
(No. and Street)

DUBLIN (City) OHIO (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL R. STURGES (614) 761-0221
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARK P. MURPHY & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

1051 OLD HENDERSON ROAD, SUITE A (Address) COLUMBUS (City) OHIO (State) 43220 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MICHAEL R. STURGES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE STURGES COMPANY, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public


NOTARY PUBLIC
STATE OF OHIO

PAULA L. DANIELE
Notary Public, State of Ohio
My commission expires 08-14-2010
Recorded in Franklin County

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# THE STURGES COMPANY

## FINANCIAL STATEMENTS

## DECEMBER 31, 2006

## TABLE OF CONTENTS

MARK P. MURPHY & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Stockholders of The Sturges Company

We have audited the accompanying statement of financial condition of The Sturges Company (the Company) as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The Sturges Company at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



Mark P. Murphy & Associates

January 31, 2007

1051 OLD HENDERSON ROAD • SUITE A • COLUMBUS, OHIO 43220

(614) 459-3182 • FAX (614) 459-6547

# THE STURGES COMPANY
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2006

## ASSETS

| | 2006 |
|---|---|
| Cash and Cash Equivalents | $ 204,040 |
| Prepaid Expenses and Other Receivables | 115,482 |
| ***CURRENT ASSETS*** | 319,522 |
| Furniture and Fixtures at Cost, Net of Accumulated Depreciation of $51,465 | 0 |
| ***TOTAL ASSETS*** | $ 319,522 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Accounts Payable and Accrued Expenses | $ 11,922 |
| Subordianted Debt Payable to Stockholder (Note 5) | 200,000 |
| ***TOTAL LIABILITIES*** | 211,922 |
| Common Stock-750 Shares Authorized, 100 issued and Outstanding, Stated Value of $5 per Share | 500 |
| Retained Earnings | 107,100 |
| ***TOTAL STOCKHOLDER'S EQUITY*** | 107,600 |
| ***TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY*** | $ 319,522 |

*The accompanying notes are an integral part of the financial statements*

THE STURGES COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

## 1. Organization

The Company operates as a registered broker and dealer in securities in Ohio and is a member of the National Association of Securities Dealer, Inc. (NASD). The Company's principal business activity is the underwriting of securities which are generally secured by insured mortgage loans.

## 2. Significant Accounting Policies

### *Revenue Recognition*

Fee income is recognized when the underwriting is completed and the income is reasonably determined.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### *Cash and Cash Equivalents*

Cash and cash equivalents are defined as deposits or investments in local banks or other credit institutions with maturity dates of 90 days or less.

### *Fair Value of Financial Instruments*

The Company believes that the fair value of its financial instruments (cash, trade and notes receivables, and trade and notes payable) approximates their carrying value based on the related interest rates and corresponding risk.

### *Income Taxes*

The Company has elected for federal income tax purposes, under the internal revenue Code and the State of Ohio, to be an S-corporation. In lieu of corporation income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income.

## 2. Significant Accounting Policies (Continued)

***Property, Plant and Equipment***

Property, plant and equipment are recorded at cost and include additions and improvements that extend the useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred.

Depreciation is computed over the estimated useful lives of the assets using the straight-line method for buildings and improvements, and the double declining balance method for equipment.

As of December 31, 2006 property, plant and equipment are fully depreciated.

## 3. Related Party Lease

The company had an agreement with a related party to lease office space. The lease called for monthly payments of $2,900 through December 31, 2006. The company was released from their lease obligations effective August 1, 2006. Lease expense for 2006 was $18,070.

## 4. Subordinated Borrowings

The sole stockholder loaned $200,000 to the Company prior to January 1, 2002. The maturity date is December 31, 2010 and the current interest rate is 4.6%. The loans are subordinated to the claims of the Company's creditors. Pursuant to an agreement with the NASD, the debt qualifies as capital for the net capital calculation.

## 5. Net Capital Requirement

As a registered broker, The Sturges Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements for its registrants. Accordingly, the Company is required to maintain net capital as defined, equal to the greater of $100,000 or 6 2/3% of aggregate debt items. At December 31, 2006, the Company had net capital of $192,118, which exceeded the requirements of $100,000 by $92,118.

THE STURGES COMPANY
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

**6. Concentration of Credit Risk**

The Company maintains its cash balances in one financial institution located in Columbus, Ohio. The Federal Deposit Insurance Corporation insures the balances up to $100,000. At December 31, 2006, the Company had cash balances in excess of such limit totaling $167,409.

**7. Retirement Plans**

The Company has set up a deferred compensation plan, which covers all full time employees. These employees are the administrators of the plan. Contributions are made at the discretion of management and are funded as accrued. Contributions in 2006 were $ -0-.



END